Exhibit 99.1

Dr. Reddy's Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills

Hyderabad – 500 034, Telangana, India

CIN: L85195TG1984PLC004507

Tel:       + 91 40 4900 2900

Fax:      + 91 40 4900 2999

Email:  mail@drreddys.com

Web:    www.drreddys.com

July 25, 2025

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY)

BSE Limited (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd (Stock Code: DRREDDY)

Dear Sir/Madam,

Sub:	Disclosure pursuant to Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

This is in furtherance to our intimation dated November 5, 2024, wherein we had informed that the Board has approved the fund infusion by way of investment in equity shares of Dr. Reddy’s Laboratories LLC, Russia, a step-down wholly-owned subsidiary (“DRL Russia”), upto an amount of Rs.600 Crores.

In this connection, we further inform that the Company has made an investment of Rs. 565,40,77,993/- in DRL Russia for a total equity stake of 45.19%.

The details required under Regulation 30 of the SEBI Listing Regulations, read with SEBI Circular No. SEBI/HO/CFD/PoD2/CIR/P/0155 dated November 11, 2024, with respect to the above fund infusion is given in Annexure enclosed herewith.

This is for your information and records.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer and Head-CSR

Encl: as above

Annexure

Disclosure under Part A Para A(i) of Schedule III read with Regulation 30 of the SEBI (Listing

Obligation and Disclosure Requirements) Regulations, 2015

Sl. No	Particulars	Description
1	Name of the target entity, details in brief such as size, turnover etc.

Dr. Reddy’s Laboratories LLC, Russia, (“DRL Russia”), a step-down wholly-owned subsidiary of the Company. The fund infused by the Company into DRL Russia will be used for working capital requirements. The turnover of DRL Russia for FY2025 was Rs. 2,347 Cr.

2

Whether the acquisition would fall within related party transaction(s) and whether the promoter/ promoter group/ group companies have any interest in the entity being acquired? If yes, nature of interest and details thereof and whether the same is done at “arms-length”

The investment in DRL Russia is a related party transaction, as DRL Russia is a step-down wholly owned subsidiary and accordingly a related party to the Company. Except as stated above, the promoter/ promoter group/ group companies have no interest in DRL Russia.

3	Industry to which the entity being acquired belongs	DRL Russia is a Pharmaceutical company registered in Russian Federation distributing pharmaceutical medicines in the country.
4	Objects and effects of acquisition (including but not limited to, disclosure of reasons for acquisition of target entity, if its business is outside the main line of business of the listed entity)	The fund infused by the Company into DRL Russia will be used for working capital requirements.
5	Brief details of any governmental or regulatory approvals required for the acquisition	Not Applicable
6	Indicative time period for completion of the acquisition	The Company has acquired total equity stake of 45.19% in DRL Russia on July 25, 2025.
7	Nature of consideration- whether cash consideration or share swap or any other form and details of the same	Cash consideration
8	Cost of acquisition and/or the price at which the shares are acquired	Cash consideration of Rs. 565,40,77,993/- towards total equity stake of 45.19% in DRL Russia.
9	Percentage of shareholding / control acquired and / or number of shares acquired	DRL Russia is a step- down wholly owned subsidiary of the Company.
10

Brief background about the entity acquired in terms of products/line of business acquired, date of incorporation, history of last 3 years turnover, country in which the acquired entity has presence and any other significant information (in brief)

DRL Russia is a Pharmaceutical company registered in Russian Federation distributing pharmaceutical medicines in the country. The company was incorporated on 5th of April 2003. The turnover of the company for the previous 3 years is shown in below table:

FY 2025       Rs.2347 Cr

FY 2024       Rs.2084 Cr

FY 2023       Rs.1915 Cr